BP

*

06003877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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NM 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: optionsXpress, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 220

(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300

PROCESSED
APR 21 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP

OATH OR AFFIRMATION

I, Thomas E. Stern, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of optionsXpress, Inc. as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Thomas E. Stern
Signature

Chief Financial Officer
Title

Ronald L. Wetzel
Notary Public

"OFFICIAL SEAL"
RONALD L. WETZEL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 2, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Stockholder's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

optionsXpress, Inc.
December 31, 2005

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2005

Contents

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (a wholly owned subsidiary of optionsXpress Holdings, Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 3, 2006

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 6,579,412
Cash segregated in compliance with federal regulations	585,193
Receivable from clearing brokers	8,216,542
Receivable from brokers and exchanges	3,271,884
Fixed assets, net of accumulated depreciation and amortization of $4,622,205	4,057,586
Due from affiliates	71,265
Other assets	901,206
Total assets	$ 23,683,088
Liabilities and stockholder's equity	
Accounts payable	$ 533,852
Accrued liabilities	4,963,984
Payable to customers	368,993
Current income taxes payable	2,938,255
Due to Parent	76,503
Net deferred income taxes	1,019,248
Total liabilities	9,900,835
Stockholder's equity	
Common stock, $0.01 par value, 25,000,000 shares authorized; 1,000 issued and outstanding	10
Additional paid-in capital	1,656,218
Retained earnings	12,126,025
Total stockholder's equity	13,782,253
Total liabilities and stockholder's equity	$ 23,683,088

See accompanying notes.

optionsXpress, Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Basis of Presentation

The Company follows accounting principles generally accepted in the United States, including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

optionsXpress, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), the Chicago Board Options Exchange (CBOE), the International Securities Exchange, the Boston Options Exchange, the Philadelphia Stock Exchange, and the Archipelago Exchange. The Company is also registered as a nonclearing futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company provides internet-based options, stock, and futures brokerage services to retail customers located throughout the United States and the world. The Company clears all customer securities transactions through two clearing brokers on a fully disclosed basis. The Company clears its customer futures transactions as a non-clearing futures commission merchant through an omnibus account with one of its clearing brokers. optionsXpress, Inc. is a wholly owned subsidiary of optionsXpress Holdings, Inc. (Parent).

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions regarding capitalization of internally developed software and other matters affecting the statement of financial condition and the accompanying notes presented. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from management's estimates.

3. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated income tax return with its Parent. Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and money market accounts held at banks.

Cash Segregated in Compliance With Federal Regulations

Cash segregated in compliance with federal regulations consists of interest-bearing cash deposits, restricted for the benefit customers' futures accounts.

Receivable From Clearing Brokers

The receivable from clearing brokers represents amounts due from commissions earned, a portion of the margin interest on customer balances held at the clearing brokers, and interest earned on Company balances held at the clearing brokers. The receivable also includes cash deposits of $258,035, pursuant to the clearing agreements. Goldman Sachs Execution & Clearing L.P. (GSEC) is the Company's primary clearing broker. Legent Clearing LLC (Legent) is a clearing broker for a portion of the Company's trades.

Fixed Assets

Fixed assets consist of furniture, equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over three years. Leasehold improvements and software are amortized on a straight-line basis over three years.

3. Significant Accounting Policies (continued)

The Company capitalizes costs associated with software developed for internal use based on Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* and other related guidance. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. Costs incurred in development and enhancement of the software that do not meet the capitalization criteria are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years. The Company reviews for any impairment of the capitalized costs on a periodic basis.

Payable to Customers

Payables to customers consists of amounts due to customers related to futures accounts carried by the Company.

4. Fixed Assets

Fixed assets, including leasehold improvements and capitalized software development costs, consisted of the following at December 31:

Furniture	$ 397,978
Equipment	3,565,126
Leasehold improvements	173,459
Computer software	4,543,228
	8,679,791
Less accumulated depreciation and amortization	4,622,205
	$ 4,057,586

As of December 31, 2005, the cost and accumulated amortization related to internally developed software was $3,342,126 and $1,840,443, respectively.

5. Commitments, Contingencies, and Guarantees

Commitments

The Company leases office space and equipment under noncancelable operating lease agreements that expire on various dates through November 30, 2007. At December 31, 2005, the future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

2006	$ 476,161
2007	403,481
	$ 879,642

The Company has entered into several capital lease agreements for various types of equipment. These agreements expire on various dates through January 2008. The fixed and determinable portions of these obligations are $111,015 for the year ended December 31, 2006, and $30,549 for the years ended December 31, 2007 and 2008.

The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through November 2007. The fixed and determinable portions of these obligations are $816,549 and $353,750 for the years ended December 31, 2006 and 2007, respectively.

Contingencies

The Company is subject to pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the disposition of such outstanding legal actions will not have a material adverse effect on the financial position or results of operations of the Company.

Guarantees

Under the terms of the clearing agreements with GSEC and Legent, the Company introduces its customers' accounts to GSEC and Legent who, as the clearing brokers, clear and carry all customer account activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. The Company has agreed to indemnify the clearing brokers for losses that they may sustain for the customer accounts introduced by the

5. Commitments, Contingencies, and Guarantees (continued)

Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines are monitored daily; and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary.

As of December 31, 2005, the Company had $102,610,686 in credit extended to its customers through its clearing brokers. The amount of risk to which the Company is exposed from the leverage extended to its customers and specifically from short sale transactions by its customers is not quantifiable since the risk would be dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. The account level margin and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve. The Company believes that it is unlikely that it will have to make any significant payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statements.

6. Capitalization

Common Stock

At December 31, 2005, the Company had 25,000,000 shares of $0.01 par value common shares authorized. Of the authorized shares, 1,000 were issued and outstanding.

7. Dividends

The Company has declared and paid dividends to the Parent totaling $66,000,000 during the year ended December 31, 2005.

8. Employee Benefit Plans and Stock-Based Compensation

The Company maintains a 401(k) savings plan covering all eligible employees of the Company. Discretionary contributions may be made to the plan.

The Company's employees participate in the Parent's various incentive plans. The Parent has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*. Under APB 25, the Parent, utilizing the intrinsic value-based method of accounting, recognizes no compensation expense related to employee stock options as long as options are granted with an exercise price equal to, or greater than, the fair market value of the underlying common stock of the Parent on the date of grant.

As of January 1, 2006, the Parent will adopt Statement of Financial Accounting Standards (SFAS) No. 123R (revised 2004), *Share-Based Payment*, which requires the use of the fair value method of accounting for share-based payment transactions with employees. Under this method, compensation and benefits expenses will be recognized after the effective date of adoption on the remaining unvested portion of the previously issued stock grants based on each grant's original value. The Company will then record its allocated share of the Parent's stock-based compensation cost.

9. Credit Risk

Amounts receivable from the clearing brokers are principally for commissions charged to customers and represent a concentration of credit risk. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of its clearing brokers with which it conducts business. The Company's business at December 31, 2005, constituted the principal portion of Legent's business.

The Company maintains its nonsegregated cash balances at a financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per institution. Uninsured balances were $6,478,973 at December 31, 2005. Management believes that the Company is not exposed to any significant credit risk on these cash and cash equivalent balances.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined. The Company is also subject to the CFTC net capital requirements under Regulation 1.17.

The Company, as a FCM, is required to maintain net capital equal to the greater of its net capital requirement under Rule 15c3-1; $250,000; or the sum of 8% of the total risk margin requirements for all positions carried in customer accounts and 4% of the total risk margin requirements for all positions carried in noncustomer accounts. Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital of $5,480,312, which was $4,888,206 in excess of its net capital requirement. The ratio of aggregate indebtedness to net capital at December 31, 2005, was 1.62 to 1. The net capital rule may effectively restrict the payment of cash dividends or other equity withdrawals.

11. Income Taxes

The Company's net deferred tax liability was $1,019,248 at December 31, 2005. The net deferred income tax liability is primarily attributable to the difference between the book and tax depreciation, and the book and tax treatment of software developed for internal use.

12. Related-Party Transactions

The Company provides certain support services to brokersXpress LLC, an affiliate of the Company, including the use of personnel, facilities, and equipment. At December 31, 2005, the Company had a receivable from brokersXpress LLC of $33,342 for these support services.

The Company has recorded a receivable of $36,267 from optionsXpress Canada Corp., an affiliate, in connection with internally developed software costs allocated to optionsXpress Canada Corp. and for support services provided for the year ended December 31, 2005.

The Company has recorded a receivable of $1,657 from optionsXpress Singapore Pte. Ltd., an affiliate, in connection with miscellaneous expenses paid by the Company on behalf of optionsXpress Singapore Pte. Ltd. at December 31, 2005.

12. Related-Party Transactions (continued)

At December 31, 2005, the Company has a payable of $76,503 due to the Parent for the Company's allocation of audit fees and the amounts collected for the employee stock purchase plan and for stock options exercised collected for the Parent.

The Parent of the Company owns a 41% interest in optionsXpress Australia, Pty Limited (oX Australia). The Company has a technology, execution, and clearing services agreement with oX Australia. At December 31, 2005, $126,877 was payable to oX Australia relating to this agreement.